Exhibit 4.1

Dated	2021

Brooge Petroleum & Gas Investment Company

FZE

- and -

Blue Ocean Energy FZC

Refinery Agreement

Matter No. 160754/000010

DUBLIB01/FULLERCH/271994

Hogan Lovells (Middle East) LLP

19th Floor, Al Fattan Currency Tower, Dubai International Financial Centre, PO Box 506602, Dubai,

UAE

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This Agreement is made on	2021

Between

(1)	Brooge Petroleum and Gas Investment Company FZE, a company incorporated under the laws of the Fujairah Free Zone (commercial registration no. 13-FZC-1117) whose registered office is at P.O. Box 50170, Fujairah Free Zone, United Arab Emirates (“Operator”); and

(2)	Blue Ocean Energy FZC, a company incorporated under the laws of the Fujairah Free Zone (commercial registration no. 21-FZC-1994) whose registered office is at P.O. Box 51103, Fujairah Free Zone, United Arab Emirates (“Blue Ocean”);

(each a “Party” and together the “Parties”)

Whereas

(A)	The Parties have agreed to enter into an agreement regarding the construction and operation of a Refinery Unit to produce low sulphur fuel oil (the “Refined Product”) in compliance with the IMO 2020 requirements and in accordance with international NFPA and UAE adopted standards for safety requirements.

(B)	The Parties are entering into this Agreement for the purposes of determining the terms and conditions of the construction and operation of the Refinery Unit.

1.	Definitions and Interpretation

1.1	Definitions

In this Agreement the following terms have the following meanings:

“Affiliate” means in relating to a Party, any person Controlling such Party, or any person Controlled by, or under common Control with, such Party;

“Agreement” means this agreement;

“Applicable Laws” means any federal, emirate, municipal or authority statute, ordinance, regulation, guideline, rule, code, direction or any license, consent, permit, authorisation or other approval, including any conditions attached thereto, of the United Arab Emirates, the Emirate of Fujairah or any public body or authority, local or federal agency, department, inspector, ministry, official or public or statutory person which has appropriate jurisdiction;

“Business Day” means any day excluding Friday and Saturday and any day which shall be a legal holiday or a day on which banking institutions are authorised or required by law or other governmental action to be closed in the United Arab Emirates;

“Consequential Loss” means loss of profit, loss of goodwill, loss of business, loss of business opportunity, loss of anticipated saving and/or special, indirect or consequential damage;

“Control” in relation to a body corporate means the ability of a person to ensure that the activities and business of that body corporate are conducted in accordance with the wishes of that person and a person shall be deemed to have Control of a body corporate if that person possesses the majority of the issued share capital or the voting rights in that body corporate or the right to appoint or remove directors of that body corporate holding a majority of the voting rights at meetings of the board of directors (or equivalent management organ) on all, or substantially all, matters, and except as expressly provided in this Agreement cognates of the term Control shall be construed accordingly;

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“Crude Oil” means the crude oil delivered by Blue Ocean to be used as the feedstock for the purposes of producing the Refined Product;

“Daily Production Plan” means the daily production plan issued by Blue Ocean to the Operator for processing Crude Oil at the Refinery Unit;

“Dirham” means the lawful currency in the United Arab Emirates;

“Dispute” has the meaning given to it in Clause 26;

“Due Date” has the meaning given in Clause 12.3;

“Effective Date” has the meaning given in the Sublease Agreement;

“EPC Contract” means the engineering, procurement and construction contract to be entered into between Blue Ocean and an EPC contractor chosen by Blue Ocean with the approval of the Operator for the design, procurement construction and commissioning of the Refinery Unit;

“Escrow Agent” means such person as agreed by the Parties;

“Escrow Agreement” means the escrow agreement between the Parties and the Escrow Agent dated on or around the date of this Agreement;

“Escrow Amount” means the sum of ;

“Expert” has the meaning given in clause 16.2;

“EPC Contractor” has the meaning given in Clause 2.2;

“Force Majeure” has the meaning given to it in Clause 19.1;

“Initial Term” has the meaning given in the Sublease Agreement, for the avoidance of doubt a total of 20 years renewed by mutual agreement every 5 years;

“Interest Rate” has the meaning given in Clause 12.4;

“Leased Premises” has the meaning given in the Sublease Agreement;

“LIBOR” means the London interbank offered rates for deposits in US Dollars administered by ICE Benchmark Administration Limited (“ICE”) (or any other applicable entity which takes over administration of those rates) which appear on the relevant pages of the Reuters Service (currently page LIBOR01) or, if not available, on the relevant pages of any other service (such as Bloomberg Financial Markets Service) that displays such rates; provided that if ICE (or any other applicable entity which takes over administration of those rates) for any reason ceases (whether permanently or temporarily) to publish London interbank offered rates for deposits in US Dollars, “LIBOR” shall be determined by the Parties based on prevailing market practices then in effect;

“Loss” means any loss, damage, liability, injury, claim or expense;

“Operating Envelope” means the specified safe operating parameters of the Refinery Unit as shall be determined by Blue Ocean and Operator in consultation with the EPC Contractor;

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“Operational Start Date” means the date on which Blue Ocean provides the Operator with a copy of the Safety and Reliability Certificate;

“Operational Year” means the first twelve month period following the Operational Start Date and each subsequent twelve month period;

“Operating Fee” has the meaning given in Clause 12.1;

“Operating Instructions” means the daily instructions issued by Blue Ocean to the Operator in relation to the day to day operations of the Refinery Unit, which the Operator will execute in accordance with the instructions of Blue Ocean, subject always to Clause 4.4;

“Operating Services” means the operational services connected with the end to end operation of the Refinery Unit, the scope and detail of, the scope of such services to be agreed in writing by the Parties in consultation with the EPC Contractor;

“Operating Team” has the meaning given in Clause 5.1;

“Party” means a party to this Agreement, and “Parties” shall mean both of them;

“Party” and “Parties” means Blue Ocean and the Operator individually and collectively as the context may require;

“Permit to Work” means a permit to allow third parties to carry out work or provide services on the Refinery Unit Site;

“Project” means the design, construction and development of the Refinery Unit and associated works to be undertaken by Blue Ocean at the Terminal;

“Reasonable and Prudent Operator” means a person acting in good faith and using all reasonable care and skill in seeking to perform its contractual obligations, and in so doing, and in the general conduct of its undertaking, exercising that degree of skill, diligence, prudence and foresight which would reasonably and ordinarily be expected from a prudent, diligent, skilled and experienced operator operating in and engaged in the same type of business undertaking under the same or similar circumstances and conditions;

“Refined Product” means has the meaning given in Recital (A);

“Refinery Unit” means the flashing unit to be designed, constructed and used for the purposes of performing the Operating Services having the specifications agreed by the Parties based upon the advice of the EPC Contractor;

“Refinery Unit Site” means the subleased premises under the Sublease Agreement where the Refinery Unit is to be located as identified in the plan set out in Schedule 1 of the Sublease Agreement;

“Rules” has the meaning given in Clause 28.1;

“Safety and Reliability Certificate” means a certificate from a suitable independent international certification service provider (such as Lloyds Register) certifying that the Refinery Unit satisfies the required safety and reliability requirements;

“Standards of a Reasonable and Prudent Operator” means the standards, practices, methods and procedures expected from a Reasonable and Prudent Operator;

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“Sublease Agreement” means the land sublease agreement to be signed between the Parties on or around the date hereof;

“Term” has the meaning given in the Sublease Agreement;

“Terminal” Terminal means the fuel oil and product storage terminal in the Emirate of Fujairah, located near the Port of Fujairah, United Arab Emirates and any other premises, office, building, tank, and pipeline at which or in which the Operating Services are provided to Blue Ocean in accordance with this Agreement by the Operator or any third party appointed by the Operator;

“Termination Date” means the date of termination of this Agreement in accordance with Clause 17;

“USD” means the lawful currency for the time being of the United States of America;

1.2	Interpretation

(a)	Unless the context otherwise requires references:

(i)	to defined terms are references to the relevant defined term in Clause 1.1 of this Agreement; and

(ii)	to numbered Clauses and are references to the relevant Clause in this Agreement.

(b)	Words denoting the singular include the plural meaning and vice versa.

(c)	References to any statutes or statutory instruments include any statute or statutory instrument amending, consolidating or replacing them respectively from time to time in force, and references to a statute include statutory instruments and regulations made pursuant to it.

(d)	Words importing one gender include both other genders.

(e)	Reference to a Party shall include, in the context of such Party’s liability, reference to its officers, employees, agents, representatives and assignees.

2.	Construction of the Flashing Unit

2.1	Blue Ocean hereby agrees to construct the Refinery Unit on the land subleased from the Operator pursuant to the Sublease Agreement.

2.2	Blue Ocean shall enter into an EPC Contract with a contractor (the “EPC Contractor”) who shall have relevant experience and expertise with regard to the design and construction of similar projects in the UAE. The EPC Contractor shall be chosen by Blue Ocean with the approval of the Operator and shall design, procure, construct and commission the Refinery Unit in accordance with the specifications agreed by the Operator and Blue Ocean in consultation with the EPC Contractor.

2.3	Blue Ocean shall ensure the Refinery Unit is constructed in compliance with all relevant laws, regulations and international NFPA and UAE adopted standards for safety requirements to accommodate an initial production capacity of 25,000 barrels per day.

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2.4	All costs associated with the Refinery Unit including financing, procurement, design, construction, maintenance, insurances, environmental compliances, permits, approvals, commissioning and testing shall be payable by and for the account of Blue Ocean.

2.5	Blue Ocean shall comply with all Applicable Laws in maintaining, servicing and repairing the Refinery Unit and shall apply its best efforts to ensure it complies with best industry standards at all times and for the avoidance of doubt, Blue Ocean shall be responsible for all costs relating to the maintenance, service and repair of the Refinery Unit.

2.6	As part of the design and construction of the Refinery Unit, the Operator confirms that Blue Ocean may include within the design a bund wall provided that Blue Ocean agrees to consult with the Operator over the design and provided further that for the avoidance of doubt, all costs associated with the construction of a bund wall shall be paid by Blue Ocean.

2.7	In connection with the commencement of construction of the Refinery Unit, Blue Ocean agrees to pay the Escrow Amount to the Escrow Agent to be held and released by the Escrow Agent on the terms set out in the Escrow Agreement which for the avoidance of doubt provides that the Escrow Amount will be returned to Blue Ocean upon commencement of construction of the Refinery Unit.

3.	Appointment and Term

3.1	Blue Ocean hereby appoints the Operator to perform the Operating Services for the Initial Term.

3.2	Unless terminated earlier in accordance with Clause 17, the Initial Term shall be renewable for up to three (3) further periods of five (5) years each, having a total of 20 years, upon the mutual written agreement of the Operator and Blue Ocean prior to the expiry of the Initial Term (or, following the Initial Term, prior to the expiry of any five year extension agreed by the Parties).

4.	Operating Services

4.1	The Operator shall perform the Operating Services for the exclusive benefit of Blue Ocean in accordance with Blue Ocean’s Operating Instructions and this Clause 4. The Operating Services shall be provided on a 24/7 365 day a year basis provided that any purely administrative services will only be provided during normal working hours on Business Days.

4.2	The Operator shall operate the Refinery Unit:

(a)	in accordance with the standards of a Reasonable and Prudent Operator;

(b)	in compliance with all applicable health, safety and environmental requirements and all applicable laws and regulations;

(c)	as instructed by Blue Ocean; and

(d)	within the Operating Envelope.

4.3	The Operator shall use reasonable endeavours to achieve the Daily Production Plan.

4.4	Blue Ocean acknowledges that the Operator’s health, safety and environmental obligations in relation to performance of the Operating Services and operation of the Terminal are a priority. If the Operator, acting in good faith and as a Reasonable and Prudent Operator, reasonably considers that it needs to take any urgent action on health, safety or environmental grounds in relation to the Refinery Unit or its operation, the Operator may suspend the Operating Services, override the Operating Instructions, and otherwise take such action as it reasonably considers necessary in the circumstances to rectify, mitigate or deal with the issue without prior consultation with Blue Ocean. If the Operator exercises the right set out in this Clause 4.4 it shall as soon as possible give Blue Ocean in writing the reasons why it considered such urgent action to be necessary and full details of all actions taken. In taking any such urgent action the Operator shall take into account the Operating Instructions and standard operating procedures of Blue Ocean to the extent reasonably practicable and shall observe Blue Ocean’s emergency shutdown procedures.

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4.5	Except in the case of the Operator’s gross negligence or wilful misconduct, the Operator shall have no liability whatsoever to Blue Ocean for:

(a)	failing to achieve the Daily Production Plan;

(b)	failing to operate the Refinery Unit within the Operating Envelope; or

(c)	any action or intervention taken by the Operator pursuant to Clause 4.4.

4.6	Title in the Crude Oil

Title and risk in Crude Oil and any other feedstock, and processed output oil products at the Refinery shall remain with Blue Ocean.

5.	Operating Team and Representative

5.1	The Operator shall appoint such number of personnel as it shall deem appropriate to be responsible for operating the Refinery Unit and undertaking the Operating Services (the “Operating Team”) and the Operator shall notify Blue Ocean in writing of their names and contact details. The Operator shall be entitled by notice in writing to Blue Ocean to change any members of the Operating Team from time to time.

5.2	Blue Ocean shall give the Operator [four] months’ prior notice of the date by which the Operator should ensure the Operating Team is in place.

5.3	Blue Ocean shall appoint a contractor representative and notify the Operator in writing of their name and contact details. The contractor representative shall act as a focal point for communication between Blue Ocean and the Operator and shall be responsible for coordinating issuing the Operating Instructions and coordinating the Daily Production Plan with the Operator.

6.	Reporting

The Operator shall without delay report to Blue Ocean verbally, and as soon as reasonably possible thereafter in writing:

(a)	any event that may restrict the operating capacity of the Refinery Unit;

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(b)	any emergency and/or action it takes under Clause 4.4;

(c)	any environmental or health or safety incident related to the Refinery Unit; and

(d)	any material breach in security of the Refinery Unit.

7.	Operating Manuals and Training

7.1	Prior to the Operational Start Date:

(a)	Blue Ocean along with the its EPC Contractor shall:

(i)	provide the Operator with an operating manual for the Refinery Unit which sets out the instructions for its day-to-day operation, including procedures for emergency shutdown of the Refinery Unit;

(ii)	define the Operating Envelope;

(iii)	provide the Operator with a start-up and commissioning plan for the Refinery Unit, including timeline; and

(b)	the Operator shall provide Blue Ocean with all associated Operator policies and procedures necessary for Blue Ocean to fulfil its obligations under this Agreement and operate the Refinery Unit safely in compliance with health and safety requirements at the Terminal.

8.	Access to Refinery Unit Site and Cooperation

8.1	Blue Ocean shall be entitled to access the Refinery Unit Site at all times necessary to:

(a)	construct, maintain, service, and repair the Refinery Unit Site; and

(b)	carry out periodical inspections of the Refinery Unit to assess maintenance requirements,

subject always to Blue Ocean personnel having valid work permits issued by the Operator and any other permits reasonably required by the Operator to be on the Refinery Unit Site.

8.2	The Operator shall manage the work permit system for the Refinery Unit Site.

8.3	While Blue Ocean is at the Terminal performing its various contractual obligations under this Agreement in relation to the Project, and with a view to ensuring that the overall objectives of the Project are satisfied and the interfaces between the Refinery Unit and the storage tanks and the Terminal work efficiently, the Operator shall, in good faith, use reasonable endeavours to:

(a)	co-ordinate its own activities with those of Blue Ocean; and

(b)	provide reasonable cooperation and assistance to Blue Ocean,

subject always to the Operator’s health, safety, environmental and other legal and regulatory requirements taking precedence over any such coordination, cooperation or assistance rendered to Blue Ocean.

8.4	The Operator shall use reasonable endeavours not to hinder Blue Ocean in performance of its works or operations at the Terminal.

9.	Laboratory Service

The Parties agree that laboratory testing services shall be provided by an independent international inspector to be appointed by mutual agreement of the Parties provided that any such laboratory testing services shall be conducted off site and not on the Refinery Unit Site.

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10.	Storage of Chemicals and Spares

10.1	The Operator and Blue Ocean have agreed in principle that, subject to Applicable Laws and obtaining all required approvals, Blue Ocean may store permitted chemicals and spare parts necessary for the maintenance and operation of the Refinery Unit at the Terminal, and shall use reasonable endeavours to reach agreement on mutually acceptable terms and conditions for any such storage arrangement.

10.2	The Operator’s liability under this Clause 10 shall be limited to making space available and the Operator shall have no liability for the condition or deterioration of any chemicals or spare parts which are stored.

11.	Soil Remediation

11.1	If this Agreement terminates in accordance with Clause 17, and pursuant to Clause 18.1(a), the Operator has required Blue Ocean to dismantle the Refinery Unit, following dismantling of the Refinery Unit, any soil remediation required to return the soil at the Refinery Unit Site to the condition it was in prior to the start of construction works as established pursuant to Clause 11.2 which is due to Blue Ocean’s acts, or those of its contractors or subcontractors (excluding the acts of the Operator, where the Operator is not acting in accordance with the Operating instructions) will be carried out by the Operator at Blue Ocean’s cost. Provided that the soil has been properly remediated to the Operator’s reasonable satisfaction, any subsequent environmental liability arising after the handover of the Refinery Unit Site to the Operator will henceforth be the Operator’s responsibility.

11.2	The Operator has provided Blue Ocean with an independent environmental report dated 19 May 2021 (the “First Soil Report”) declaring the current condition of the soil, based on a soil sampling exercise (a “Soil Sampling Exercise”) at the Refinery Unit Site. A second independent environmental report (the “Second Soil Report”), shall be taken on termination of this Agreement to confirm the state of the soil as against the First Soil Report and whether there is any contamination. If soil contamination is identified in the Second Soil Report, an additional independent environmental report (the “Third Soil Report”), also based on a Soil Sampling Exercise, shall be conducted once the soil remediation obligations pursuant to Clause 11.1 have been completed. The Third Soil Report shall be compared against the First Soil Report and used to determine whether the soil remediation obligations have been completed as required by Clause 11.1. The Operator shall commission the First Soil Report, the Soil Sampling Exercises, the Second Soil Report and the Third Soil Report at Blue Ocean’s cost. Such costs must be reasonably and properly incurred and shall be calculated on a pass-through basis with no additional mark up from the Operator. If the Second Soil Report shows that any further remediation is required, Blue Ocean shall procure this is done at its cost and to the Operator’s reasonable satisfaction.

11.3	Blue Ocean confirm that, as reflected in the First Soil Report, there is no need for there to be any piling or soil improvement works to be carried out on the Leased Premises in order to proceed with the construction and operation of the Refinery Unit. If at any point after the date of this Agreement, Blue Ocean determines that piling or soil improvement works are required in connection with the construction or operation of the Refinery Unit, then all such piling or soil improvement works shall be carried out at Blue Ocean’s cost.

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12.	Operating Fee and Expenses

12.1	During the Term, the fees payable for the Operating Services (the “Operating Fee”) shall be xxx per barrel per day to be paid 15 days in advance of each calander month on a monthly bases through post dated cheques covering each agreed 5 years.

12.2	In addition to the Operating Fee, within 7 days of a written request from the Operator, Blue Ocean shall pay to the Operator’s bank account the amount needed by the Operator to pay or reimburse (as the case maybe) any third party fees and expenses borne by the Operator (including, in respect of any utilities) in connection with the Operating Services which should be priorly approved by Blue Ocean.

12.3	Not later than 20 days after the end of each calendar month, the Operator shall submit to Blue Ocean an invoice for the Operating Fee in respect of the immediately preceding calendar month. Blue Ocean shall pay such invoice within 10 days of it being issued (the “Due Date”). Any Operating Fee due in respect of a partial calendar month shall be charged on a pro rata basis.

12.4	If Blue Ocean fails to pay any sum invoiced to which the Operator is properly entitled by the Due Date interest shall accrue on the unpaid amount both before and after judgment from the Due Date to the date of payment at the Interest Rate, and such interest shall be payable in addition. For the purposes of this Clause 12.4, “Interest Rate” means LIBOR plus 2% from the due date until the date on which payment is actually made.

12.5	The amounts payable to the Operator pursuant to this Clause 12 are exclusive of any Value Added Tax or other applicable sales tax or duty of any kind.

12.6	If Blue Ocean is required by law to make a deduction or withholding from any payment, the relevant sum payable by Blue Ocean shall be increased by an additional amount to the extent necessary to ensure that, after the making of such deduction or withholding, the Operator receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to that which it would have received and so retained had no such deduction or withholding been made or required to be made.

13.	Escalation Fee

The Operating Fee shall be reviewed every year on the anniversary of the date of this Agreement but may only be varied with the prior consent of both Parties on an exclusively upwards basis.

14.	Representations And Warranties

14.1	Each Party hereby warrants to the other Party that:

(a)	it is a company duly incorporated and validly existing under the laws of the jurisdiction of its incorporation;

(b)	it has the power and authority required to enter into this Agreement and perform fully its obligations under this Agreement in accordance with its terms;

(c)	this Agreement is legal, valid and binding on it and is enforceable in accordance with its terms;

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(d)	the execution and delivery of this Agreement and the performance of its obligations under this Agreement have been duly authorised by all the necessary corporate actions on the part of such Party; and

(e)	neither the entry into this Agreement nor the implementation of the transactions contemplated by it will result in:

(i)	a violation or breach of any provision of its statutes, by-laws or other constitutional documents;

(ii)	a breach of, or give rise to a default under, any contract or other agreement to which it is a party or by which it is bound; or

(iii)	a violation or breach of any applicable laws or regulations or of any order, decree or judgment of any court, governmental agency or regulatory authority applicable to it or any of its assets.

15.	Indemnity and Liability

15.1	The following provisions govern the entire liability of each Party to the other in respect of:

(a)	the performance, non-performance or mis-performance of its contractual obligations under this Agreement; and

(b)	any representation, statement, breach of statutory duty or tortious act or omission including negligence arising under or in connection with this Agreement,

(c)	save that any exclusions or limitations shall not apply in the case of:

(i)	fraud or fraudulent concealment; or

(ii)	death or personal injury resulting from the negligence of any Party; or

(iii)	wilful default.

15.2	For the purposes of this Agreement without prejudice to Clause 15.1, neither Party shall under any circumstances whatever be liable to the other, whether in contract, tort (including negligence) or restitution, or for breach of statutory duty or misrepresentation, or otherwise, for any Consequential Loss suffered by the other Party that arises under or in connection with this Agreement.

15.3	Subject to Clauses 11 and 15.1, the total liability of either Party to each other whether under this Agreement (including under any indemnity) or howsoever arising whether in contract, tort or otherwise, shall be limited to a maximum of the amount of Operating Fee received by the Operator under this Agreement and neither Party shall have liability to the other Party unless the relevant Loss has been caused by the gross negligence or wilful default of the relevant Party.

15.4	The Parties acknowledge and agree that prior to bringing a claim under this Agreement to attempt to recover against the other Party (the “Claimed Party”) whether under this Agreement or otherwise for any Loss suffered by the claiming Party (the “Claiming Party”), the Claiming Party shall first seek to recover the Loss from any of the insurance policies it has, save that nothing in this clause 15.4 shall relieve the Claimed Party from Its liability to the Claiming Party under this Agreement.

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16.	Insurance And Loss

16.1	The insurance coverage in relation to the Refinery Unit and the Operating Service shall be obtained by the Operator and the Operator shall be responsible for determining the required scope of such insurance and for paying all insurance premiums.

16.2	In the event of loss of crude feedstock or Refined Product held at any given point in time in excess of general market ratios, the Parties shall agree on the appointment of a suitably qualified third party investigator (the “Expert”) to determine the cause of such loss and to determine which Party shall be liable for such loss and under whose insurance policy the loss should be recovered. In the event that the Parties are unable to agree on the identity of the Expert within a period of 21 days, the Expert shall be appointed on the application of either Party at any time thereafter to the International Chamber of Commerce ICC International Centre for ADR in accordance with the Rules for the Appointment of Experts and Neutrals. The Expert shall determine the proportions in which the Parties shall share bear the costs of the Expert. For the avoidance of doubt, it shall be the responsibility of Blue Ocean to insure the crude oil and Refined Product and it shall be the responsibility of the Operator to insure the Refinery Unit and the Operating Service.

17.	Termination

17.1	This Agreement shall terminate on the earlier of:

(a)	termination of the Sublease Agreement; or

(b)	termination by Blue Ocean pursuant to Clause 17.2; or

(c)	termination by the Operator pursuant to Clause 17.3; or

(d)	termination by expiration of the Term; or

(e)	termination due to Force Majeure pursuant to Clause 20.7; or

(f)	termination by mutual agreement of the Parties.

17.2	Blue Ocean shall be entitled to terminate this Agreement by written notice to the Operator:

(a)	if the Operator has committed a material breach under the Agreement and, if such breach is remediable, has not commenced the taking of any reasonable steps to remedy it within thirty (30) days after being notified of the same by Blue Ocean and has not remedied the material breach within sixty (60) days or within any further period as the Parties may mutually agree;

(b)	if the Operator (i) is declared bankrupt, including a bankruptcy-like event (insolvency, cessation of payment, judicial settlement, voluntary or involuntary liquidation) or admits in writing its inability generally to pay its debts as they fall due or becomes subject to postponement of paying its debts or (ii) seeks or becomes subject to the appointment of an administrator or other similar official for it or for all or substantially all its assets, or (iii) has a secured party take possession of all or substantially all its assets or has an attachment or other legal process levied or enforced on or against all or substantially all its assets and that secured party maintains possession or that process is not withdrawn dismissed or discharged, within (30) days)

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17.3	The Operator shall be entitled to terminate this Agreement by written notice to Blue Ocean:

(a)	if Blue Ocean fails to make payments of any Operating Fee or expense reimbursement to the Operator and the Operator has:

(i)	issued a written notice to Blue Ocean which refers to this Clause 17.3(a) (the “first notice”) stating that such payments are overdue;

(ii)	not less than 15 Business Days after the date of delivery to Blue Ocean of the first notice, issued a second written notice to Blue Ocean, which refers to this Clause 17.3(a) and the first notice (the “second notice”), reiterating that such payment is overdue; and

(iii)	Blue Ocean fails to make a payment of the relevant amount within 15 Business Days of the date of delivery to it of the second notice.

(b)	if Blue Ocean has committed a material breach under the Agreement and, if such breach is remediable, has not commenced the taking of any reasonable steps to remedy it within thirty (30) days after being notified of the same by the Operator and has not remedied the Material Breach within sixty (60) days or within any further period as the Parties may mutually agree; or

(c)	if Blue Ocean (i) is declared bankrupt, including a bankruptcy-like event (insolvency, cessation of payment, judicial settlement, voluntary or involuntary liquidation) or admits in writing its inability generally to pay its debts as they fall due or becomes subject to postponement of paying its debts or (ii) seeks or becomes subject to the appointment of an administrator or other similar official for it or for all or substantially all its assets, or (iii) has a secured party take possession of all or substantially all its assets or has an attachment or other legal process levied or enforced on or against all or substantially all its assets and that secured party maintains possession or that process is not withdrawn dismissed or discharged, within 30 days) or (iv) any analogous event occurs in the jurisdiction where it is incorporated.

17.4	Notwithstanding any breach, the other Party may elect to continue to treat this Agreement as in full force and effect. Failure of either Party to exercise any right hereunder, including the right to terminate, shall not be deemed a waiver of such right for any continuing or subsequent default.

18.	Consequences of Termination

18.1	Upon the expiry of this Agreement, the following shall apply in accordance with the provisions stated below:

(a)	If (i) neither of the options in Clauses 18.1(b) and 18.1(c) below are exercised or in case of exercise by the Operator under Clause 18.1(b) a price is not agreed prior to the deadline specified in Clause 18.1(b), and (ii) where relevant, a sale to a third party is not agreed in accordance with Clause 18.1(d) prior to the Termination Date, Blue Ocean shall surrender the Leased Premises to the Operator within three months after the Termination date, free and clear of all Liens and plant, property, facilities and equipment making up the Refining Unit and shall further reinstate the land making up the Leased Premises to the same condition in which it was originally handed over to Blue Ocean on the Effective Date, and shall further execute and deliver to the Operator any and all documents, certificates and approvals from such relevant Governmental Instrumentalities so as to evidence the satisfaction of the above requirements.

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(b)	Either Party may in respect of the expiry of this Agreement by notice in writing delivered to the other Party within 60 days prior to the Termination Date, elect for the purchase by the Operator from Blue Ocean of all plant, property, facilities and equipment making up the Refining Unit at such price as may be agreed by the Operator and Blue Ocean by no later than 30 days prior to the Termination Date provided that if the Operator and Blue Ocean shall fail to reach agreement as to such price by the Termination Date then the terms of Clause 18.1(c) shall apply unless Blue Ocean shall elect to proceed in accordance with the terms of Clause 18.1(a) instead. If the Parties agree a price in accordance with this Clause 18.1(b), such price shall be paid by the Operator to Blue Ocean, within 14 days of the agreement in respect of such price.

(c)	In the event that (i) neither Party exercises the option under Clause 18.1(b) or (ii) a Party exercises the option under Clause 18.1(b) but the Operator and Blue Ocean fail to agree on the price in accordance with Clause 18.1(b) prior to the Termination date, then Blue Ocean may identify a third party to acquire the Refining Unit for such price as Blue Ocean may be able to agree with such third party provided that the identity of the third party buyer shall require the approval of the Operator and the sale of the Refining Unit to such third party shall be subject to the novation to the third party of this Agreement and the Sublease Agreement on terms satisfactory to the Operator and such sale shall be subject to obtaining the relevant approvals from all relevant Governmental Instrumentalities. If the identity of the third party is not approved by the Operator or if the terms of the novation of this Agreement and the Sublease Agreement to the third party cannot be agreed with the third party and the Operator prior to the termination date, then the terms of Clause 18.1(a) shall apply instead.

18.2	Upon the termination of this Agreement for any reason then Clauses 1, 15.3, 15.3, 18, 19, 22, 23, 26, and 28 shall remain in force and enforceable as between the Parties.

18.3	Termination or expiry of this Agreement shall not affect any rights, remedies, obligations or liabilities of the Parties that have accrued up to the date of such termination or expiry.

19.	After Termination

19.1	Blue Ocean shall pay to the Operator forthwith on any termination pursuant to Clause 17.1, an amount equal to the aggregate of any Operating Fee and/or other amounts then due or payable but unpaid by Blue Ocean under this Agreement;

20.	Force Majeure

20.1	Any delays in or failure of performance by either Party shall not constitute default hereunder or give liability for any claims if and to the extent such delays in or failures of performance are, without the fault or negligence on the part of the affected Party, caused by Force Majeure. “Force Majeure” shall mean any event or circumstances, which is not within the reasonable control of the Party (acting as a Reasonable and Prudent Operator) affected by the cause and which, by the exercise of diligence, such Party (acting as a Reasonable and Prudent Operator) is unable to foresee or prevent and may include, but shall not be limited to:

(a)	war, hostilities, revolution, riots, insurrection or other civil commotion, acts of terrorism or sabotage;

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(b)	nuclear explosion, radioactive, biological or chemical contamination, ionizing radiation, or the discovery of such contamination or radiation;

(c)	strikes and/or lockouts except any such action by employees or subcontractors or agents of the Party claiming Force Majeure;

(d)	any effect of the natural elements, including lightning, fire, earthquake, sandstorm, flood, storm, tsunami, cyclone, typhoon or tornado;

(e)	explosion (other than nuclear explosion or an explosion resulting from an act or war);

(f)	epidemic, or plague;

(g)	inability to obtain necessary equipment or materials due to blockade, embargo or sanctions;

(h)	any act of omission of any competent authority including any refusal to issue, withdrawal, non-renewal or non-extension of a license, permit or approval; and

(i)	any exceptionally adverse and unusual (in the context of the usual conditions at the Terminal) hydrological, hydrogeological, ecological, environmental, geotechnical and/or archaeological conditions at the Terminal.

20.2	If either Party is prevented from or delayed in performing any of its obligations under this Agreement by Force Majeure, such Party shall immediately notify the other Party in writing of the occurrence of the circumstances constituting Force Majeure. Forthwith upon the Force Majeure ceasing to have effect, the Party relying upon it shall give written notice thereof to the other Party.

20.3	The affected Party shall not be entitled to suspend performance under this Agreement for any greater scope or longer duration than is required by the Force Majeure or the delay occasioned thereby. Obligations of the Parties that were required to be completely performed prior to the occurrence of Force Majeure shall not be excused as a result of such occurrence.

The failure or inability of either Party to satisfy a payment obligation that has arisen under this Agreement shall not be excused by Force Majeure.

20.4	Neither Party shall be deemed to be in breach of the Agreement or be liable to the other for any delay in performance or non-performance of its obligations under the Agreement to the extent that such delay or non-performance is due to Force Majeure, of which it has notified the other Party. The Party claiming Force Majeure shall perform and observe its obligations under the Agreement insofar as the performance and observance thereof are not prevented by Force Majeure.

20.5	The Party claiming Force Majeure shall use reasonable efforts to promptly cure the effect of Force Majeure.

20.6	Where an event of Force Majeure extends for more than sixty (60) consecutive days, the Party not affected by the Force Majeure shall have the right to terminate this Agreement by giving 7 calendar days’ written notice to the Party affected by the Force Majeure.

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21.	Transfer of Refinery Unit / Assignment of Agreement

21.1	Save as required pursuant to Clause 18.1(a) (where relevant) the Refining Unit shall not at any time be removed from the Refinery Unit Site whether during or after the Term.

21.2	If during the Term, Blue Ocean wishes to sell the Refining Unit to any third party, it shall first offer the Refining Unit to the Operator by notice in writing. If the Parties cannot agree on the terms of sale of the Refining Unit within a period of sixty (60) days following the date of the notice sent by Blue Ocean to the Operator then during the subsequent one hundred and twenty (120) day period, Blue Ocean shall be able to sell the Refining Unit to a third party provided the following conditions are met:

(a)	the Operator shall approve the identity of the third party;

(b)	the third party shall agree to the novation to the third party of this Agreement and the Sublease Agreement on terms satisfactory to the Operator;

(c)	such sale shall be subject to obtaining the relevant approvals from all relevant Governmental Instrumentalities; and

(d)	the price agreed to be paid to Blue Ocean by the relevant third party shall be more that the highest price offered by the Operator during the sixty (60) day negotiation referenced above.

21.3	Subject to Clause 21.4, neither Party shall be entitled to assign its rights and obligations under this Agreement to any third party without obtaining the prior written consent of the other Party and provided further that despite any such assignment, the assigning Party shall remain wholly liable to the other Party for all its obligations and liabilities under this Agreement.

21.4	Notwithstanding the terms of Clause 21.3, the Operator shall be entitled to sub-contract all or part of the Operating Services to a sub-contractor or third party operator at its sole discretion.

22.	Publicity and Confidentiality

22.1	Confidential Information

(a)	Subject to the provisions of this Clause 22, each Party agrees to and shall cause its respective agents, representatives, Affiliates, employees, officers and directors, to treat and hold as confidential (and not disclose or provide access to any person), all confidential information received by it relating to the other Party, information relating to the provisions of and negotiations leading to this Agreement, and all other confidential or proprietary information with respect to the Terminal.

(b)	A Party may disclose information which would otherwise be confidential if and to the extent:

(i)	required by the rules of any stock exchange (for the avoidance of doubt, the Operator’s mother company is listed on Nasdaq New York, and therefore is required to make certain public disclosures) or any governmental, regulatory or supervisory body or court of competent jurisdiction to which the Party making the disclosure is subject;

(ii)	required by the law of any relevant jurisdiction;

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(iii)	required by lenders in connection with debt financing arrangements;

(iv)	disclosure is made to the Affiliates, professional advisers, auditors and bankers of that Party;

(v)	disclosure is made to bona fide potential purchasers of shares in that Party and the professional advisers of such bona fide potential purchasers;

(vi)	the information has come into the public domain through no fault of that Party; or

(vii)	the other Party has given prior written approval to the disclosure.

(c)	This Clause 22 and such Clauses of this Agreement as are necessary to permit the enforcement of this Clause 22 shall continue to apply for two (2) years following the Termination Date.

23.	Notices

23.1	Unless otherwise provided for herein, all notices to be given or made in connection with the matters contemplated by this Agreement shall be in writing and shall be delivered personally or sent by courier or e-mail:

In the case of the Operator to:

Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170,

Fujairah Free Zone

United Arab Emirates

Attention: Nicolaas Paardenkooper, CEO

E-mail: nico.paardenkooper@bpgic.com

In the case of Blue Ocean to:

Blue Ocean Energy FZC

PO Box 51103,

Abu Dhabi,

United Arab Emirates

Attention: Mr Kalpesh Kukadia

Email: contract@bluoenergy.com

and shall be deemed to have been duly given or made served as follows:

(a)	if personally delivered or sent by courier, upon delivery at the address of the relevant party; and

(b)	if sent by e-mail, when such e-mail is marked as sent,

provided that if, in accordance with the above provision, any such notice, demand or other communication would otherwise be deemed to be given or made on a non-Business Day after 5.00 p.m. at the location of the recipient, such notice, demand or other communication shall be deemed to be given or made at 9.00 a.m. on the next Business Day at the location of the recipient. Unless the contrary be proven, proof of postage or delivery shall be proof of service.

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23.2	A Party may notify the other Party of a change to its name, relevant addressee, address or e-mail address for the purposes of Clause 23.1 provided that such notification shall only be effective:

(a)	on the date specified in the notification as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than 10 days after the date on which notice is given, the date falling 10 days after notice of any such change has been given.

24.	Consent or Waiver

No consent or expressed or implied waiver by a Party to or of any breach of any covenant, condition or duty of the other Party shall be constructed as a consent or waiver by that Party to or of any other breach of the name or any other covenant condition or duty by that Party and shall not prejudice in any way the rights powers and remedies of that Party contained in the Agreement.

25.	Severability

Should any part, term or provision of the Agreement be judged illegal or in conflict with any law, by a court of competent jurisdiction, the validity of the remaining portions or provisions shall not be affected thereby.

26.	Applicable Law

The Agreement and any dispute, difference, controversy or claim arising out of or relating to this Agreement including the negotiation, existence, validity, invalidity, enforceability, breach or termination thereof regardless of whether the same shall be regarded as contractual or not (a “Dispute”), shall be governed by the federal laws of the United Arab Emirates and the laws of the Emirate of Fujairah.

27.	Notice of Dispute

Any Party intending to commence proceedings in relation to any Dispute shall give at least 10 Business Days’ prior notice in writing to the other Party of its intention to do so, explaining the nature of the Dispute and the intended proceedings.

28.	Arbitration

28.1	Any dispute shall be referred to and finally resolved by arbitration under the DIFC-LCIA Arbitration Centre Rules (the “Rules”) which (save as modified by this Clause 28) are deemed to be incorporated by reference into this Clause 28.

28.2	The seat, or legal place, of arbitration shall be the Dubai International Financial Centre, Dubai, United Arab Emirates.

28.3	The number of arbitrators shall be three. The claimant shall nominate one arbitrator and the respondent shall nominate one arbitrator, in each case in accordance with the Rules. The third arbitrator, who will act as a chairperson of the arbitral tribunal, shall be nominated jointly by the two co-arbitrators, provided that if the third arbitrator has not been so nominated within 30 Business Days of the time-limit for service of the response, the third arbitrator shall be appointed by the DIFC-LCIA Court.

28.4	The language to be used in the arbitral proceedings shall be English.

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29.	General

29.1	A person who is not a Party shall not acquire any rights pursuant to this Agreement unless expressly provided for in this Agreement.

29.2	This Agreement binds and benefits the Parties and their respective successors and assigns.

29.3	No amendment or modification of this Agreement shall be binding or effective unless executed in writing by both Parties.

29.4	This Agreement constitutes the entire agreement between the Parties, and is the complete and exclusive statement of the Parties’ agreement on the matters contained herein. All prior and contemporaneous negotiations and agreements between the Parties with respect to the matters contained herein are superseded by this Agreement. Neither Party has entered into this Agreement on the basis of any representations and warranties except as expressly set out in this Agreement.

29.5	Nothing in this Agreement and no action taken by the Parties pursuant to this Agreement shall constitute, or be deemed to constitute, the formation of a partnership, association, joint venture or other co-operative entity.

29.6	The Parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the Party that signed it, and both of which together constitute one agreement. The signatures of both Parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending Party’s signature is as effective as signing and delivering the counterpart in person.

29.7	All correspondence, notices, communications and information, including all manuals and instructions to be exchanged by the Parties, shall be in the English language, which shall be the working language for the Operating Services.

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In witness whereof, this Agreement was executed the day and year first above written.

Signed by Nicolaas Paardenkooper, CEO	)	/s/ Nicolaas Paardenkooper

for and on behalf of	)

Brooge Petroleum and Gas Investment Company FZE	)

In the presence of

Name:
Address:

Signed by Mr Kalpesh Kukadia	)	/s/ Mr Kalpesh Kukadia

for and on behalf of	)

Blue Ocean Energy FZC	)

In the presence of

Name:
Address:

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